================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


For the Year Ended December 31, 1997              Commission file number 1-3157



                           INTERNATIONAL PAPER COMPANY
                              UNFUNDED SAVINGS PLAN
                            (Full title of the plan)



                           INTERNATIONAL PAPER COMPANY
                             Two Manhattanville Road
                               Purchase, NY 10577
                            Telephone: (914) 397-1500
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                   13-0872805
                      (I.R.S. Employer Identification No.)


================================================================================

Financial Statements.

Financial statements for the International Paper Company Unfunded Savings Plan and the report of Arthur Andersen LLP with respect thereto are as follows:

                                                                      Page(s)
                                                                      -------
   Report of Independent Public Accountants                              2

   Statements of Net Assets Available for Benefits,
   with Fund Information
   - December 31, 1997 and 1996                                         3-4

   Statements of Changes in Net Assets Available for Benefits,
   with Fund Information
   - Years Ended December 31, 1997 and 1996                             5-6

   Notes to Financial Statements                                       7-16



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Plan Administrator of the International Paper Company
    Unfunded Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the International Paper Company Unfunded Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        ARTHUR ANDERSEN LLP



Memphis, Tennessee,
    June 26, 1998.

                                 INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                                 -------------------------------------------------
                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       ---------------------------------------------------------------------
                                                 DECEMBER 31, 1997
                                                 -----------------
                                                   (in thousands)

                                                                Fund Information
                                -----------------------------------------------------------------------------
                                  Stable       Balanced    S&P 500    International   Growth       Company
                                Value Fund       Fund     Index Fund    Stock Fund     Fund       Stock Fund
                                Equivalent    Equivalent  Equivalent    Equivalent   Equivalent   Equivalent     Total
                                -----------   ---------- -----------  -------------  ----------   -----------   -------

Receivable from International
    Paper Company                  $9,490       $3,924      $8,577         $889        $1,190       $18,238     $42,308
                                   ------       ------      ------         ----        ------       -------     -------

NET ASSETS AVAILABLE
    FOR BENEFITS                   $9,490       $3,924      $8,577         $889        $1,190       $18,238     $42,308
                                   ------       ------      ------         ----        ------       -------     -------
                                   ------       ------      ------         ----        ------       -------     -------



                     The accompanying notes are an integral part of this financial statement.



                              INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                              -------------------------------------------------
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                     ---------------------------------------------------------------------
                                             DECEMBER 31, 1996
                                             -----------------
                                               (in thousands)

                                                             Fund Information
                                ----------------------------------------------------------------
                                   Fixed            Balanced       Diversified         Company
                                Income Fund           Fund         Equity Fund        Stock Fund
                                 Equivalent        Equivalent      Equivalent         Equivalent       Total
                                ------------       -----------     -----------        -----------     -------
Receivable from International
    Paper Company                  $7,786            $2,557          $5,518             $17,557       $33,418
                                   ------            ------          ------             -------       -------

NET ASSETS AVAILABLE
    FOR BENEFITS                   $7,786            $2,557          $5,518             $17,557       $33,418
                                   ------            ------          ------             -------       -------
                                   ------            ------          ------             -------       -------



               The accompanying notes are an integral part of this financial statement.


                                       INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                                       -------------------------------------------------
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                   ----------------------------------------------------------
                                                     WITH FUND INFORMATION
                                                     ---------------------
                                                  YEAR ENDED DECEMBER 31, 1997
                                                  ----------------------------
                                                         (in thousands)

                                                                     Fund Information
                                       -------------------------------------------------------------------------------
                                         Stable                                                               Company
                                         Value       Balanced      S&P 500       International    Growth       Stock
                                         Fund          Fund       Index Fund      Stock Fund       Fund        Fund
                                       Equivalent   Equivalent    Equivalent      Equivalent    Equivalent   Equivalent    Total
                                       ----------   ----------   -----------    --------------  ----------   ----------   --------
Increase (decrease) attributable to:
    Investment income                   $    530      $   613      $ 1,972        $    48        $   119      $  1,518    $  4,800
    Participant deferrals                    865          828        1,669            391            693           463       4,909
    Company matching deferrals
       (net of forfeitures of $4)              -            -            -              -              -           997         997
    Interfund transfers                    1,151           81         (353)           480            404        (1,763)          -
    Transfers from other plans                 9            -           40              -              -           667         716
    Distributions to participants           (851)        (155)        (269)           (30)           (26)       (1,201)     (2,532)
                                        --------      -------      -------        -------        -------      --------    --------
    Increase in net assets                 1,704        1,367        3,059            889          1,190           681       8,890

Net assets available for benefits:
    December 31, 1996                      7,786        2,557        5,518              -              -        17,557      33,418
                                         -------      -------      -------        -------        -------      --------    --------
    December 31, 1997                   $  9,490      $ 3,924      $ 8,577        $   889        $ 1,190      $ 18,238    $ 42,308
                                        --------      -------      -------        -------        -------      --------    --------
                                        --------      -------      -------        -------        -------      --------    --------


                            The accompanying notes are an integral part of this financial statement.


                               INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                               -------------------------------------------------
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                           ----------------------------------------------------------
                                            WITH FUND INFORMATION
                                            ---------------------
                                         YEAR ENDED DECEMBER 31, 1996
                                         ----------------------------
                                               (in thousands)

                                                              Fund Information
                                         --------------------------------------------------------
                                          Fixed                        Diversified      Company
                                          Income          Balanced       Equity          Stock
                                           Fund            Fund           Fund            Fund
                                         Equivalent      Equivalent     Equivalent      Equivalent       Total
                                         ----------      ----------     ----------      ----------      --------
Increase (decrease)
    attributable to:
       Investment income                  $   377         $   259         $   811         $  1,598      $  3,045
       Participant deferrals                  461             713           1,640            3,000         5,814
       Company matching deferrals
          (net of forfeitures of $63)           -               -               -            1,346         1,346
       Interfund transfers                  3,772             477             637           (4,886)            -
       Distributions to participants         (163)           (116)           (103)            (437)         (819)
                                          -------         -------         -------         --------      --------
    Increase in net assets                  4,447           1,333           2,985              621         9,386

Net assets available for benefits:
    December 31, 1995                       3,339           1,224           2,533           16,936        24,032
                                          -------         -------         -------         --------      --------
    December 31, 1996                     $ 7,786         $ 2,557         $ 5,518         $ 17,557      $ 33,418
                                          -------         -------         -------         --------      --------
                                          -------         -------         -------         --------      --------


                  The accompanying notes are an integral part of this financial statement.


                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 1.   DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
          --------------------------------------------------------------------

The following description of the International Paper Company Unfunded Savings Plan (the "Plan") provides general information about the provisions of the Plan. Participants should refer to the Plan's Summary Plan Description for detailed Plan provisions.

General
-------

The Plan is an unfunded deferred compensation plan providing employees an opportunity to save through employee deferrals and Company matching deferrals. The Plan is available to senior managers and certain highly compensated employees of International Paper Company (the "Company") and certain of its subsidiaries who participate in the International Paper Company Salaried Savings Plan ("SSP"). The Plan was amended, effective January 1, 1995, as a continuation of two prior unfunded deferred compensation plans: the International Paper Company Supplemental Unfunded Savings Plan for Senior Managers and the International Paper Company Supplemental Unfunded Thrift Plan, both established January 1, 1987.

All deferred amounts and all Plan benefits are paid directly by the Company from its general assets at the time benefits become due and payable under the Plan.

It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend or terminate the Plan at any time. In the event of termination, Plan benefits will be used solely for the benefit of the participants and their beneficiaries.

Deferrals
---------

The Plan provides employee deferrals in addition to employee before-tax contributions to the SSP. Eligible employees may contribute 1% - 85% of their total pay to the SSP and the Plan on a combined basis. The percentage of contributions designated as basic and supplemental varies by location. The Company matches basic contributions; the amount of the matching contributions also varies by location.

Prior to 1997, all employee basic deferrals were invested in the Company Stock Fund Equivalent. Effective January 1, 1997, employee basic contributions may be invested among six fund equivalents: Stable Value Fund Equivalent (formerly the Fixed Income Fund Equivalent), Balanced Fund Equivalent, S&P 500 Index Fund Equivalent (formerly the Diversified Equity Fund Equivalent), International Stock Fund Equivalent, Growth Fund Equivalent and Company Stock Fund Equivalent. Company matching deferrals are invested in the Company Stock Fund Equivalent. Supplemental deferrals may be invested in any of the six fund equivalents.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN (Continued)
          --------------------------------------------------------------------

A participant becomes vested in the Company matching deferrals as follows:


                  Vesting Years of Service      Percent Vested
                  ------------------------      --------------
                  Less than 3                          0%
                  3 but less than 4                   35%
                  4 but less than 5                   70%
                  5 or more                          100%



A participant also becomes fully vested if one of the following occurs: (1) attainment of age 65 while employed by the Company; (2) the participant's death or total disability; (3) layoff for more than 12 consecutive months; or (4) termination of employment due to permanent closing of the work facility.

Participation
-------------

Participation in the Plan is voluntary. An eligible employee may defer pay under the Plan each year (1) once the statutory maximum on before-tax contributions to the SSP is reached; (2) once the statutory limit on annual additions or maximum recognizable compensation in the SSP is reached; or (3) if the employee is contributing the maximum 11% before-tax contributions to the SSP. If a participant transfers to a subsidiary or group which does not participate in the Plan, the participant is no longer eligible to make deferrals under the Plan. However, his or her account will remain in the Plan until the designated distribution date. As of December 31, 1997 and 1996, there were 438 and 448 employees, respectively, participating in the Plan.

Valuation of Participants' Accounts
-----------------------------------

Separate accounts are maintained to report each participant's interest in the Plan and are adjusted monthly to reflect each participant's deferrals and Company matching deferrals. Deferrals to the Plan are not placed in investment funds; however, at the end of each month, each participant's account is adjusted for the investment experience of the related fund equivalents. The investment experience is based on the investment income, realized and unrealized gains and losses, expenses and all other transactions during such month of the actual investment funds.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 1. DESCRIPTION OF THE INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN (Continued)
          --------------------------------------------------------------------


Distributions and Withdrawals
-----------------------------

Distributions are normally made when a participant retires, terminates employment or dies. All distributions are paid in cash.

In the event of retirement or disability, a participant may choose to defer distribution up to age 70 1/2 and may elect to receive payment in the form of a lump-sum or installments over 5 to 20 years. If the participant fails to make an election before retirement, distribution is made in a lump-sum in the January following retirement or disability.

For any other termination of employment, distribution is made in a lump-sum at termination. Death benefits to a beneficiary are paid in a lump-sum.

Additionally, a participant may make partial or full withdrawals of the value of basic or supplemental deferrals as described below.

At initial plan participation, an eligible employee may designate specific dollar amounts to be paid at specific future dates. These withdrawal designations are irrevocable. There are no penalties associated with this type of withdrawal.

After initial plan participation, a participant may request a withdrawal of a specific dollar amount to be paid at a date in the year following the request. A participant's deferrals to the Plan are suspended during the year in which the withdrawal is paid. Any designated withdrawal amount is reduced by 10% (forfeiture) prior to payment.

Forfeitures
-----------

Any unvested Company matching deferrals forfeited by an employee upon termination of employment or any forfeiture arising from a withdrawal reduces the Company's liability to the Plan.

Reclassifications
-----------------

Certain prior year balances have been reclassified to conform with current year presentation.

Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          ------------------------------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets. The Company bears all administrative costs of the Plan.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
          ------------------------------------------------------

As of December 31, 1997 and 1996, the Plan had approximately $800,000 and $900,000, respectively, of pending distributions to participants. These amounts are not recorded as liabilities in the accompanying financial statements, in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.   INVESTMENTS
          -----------

The Company matching deferrals are credited with a return based on the rate of return earned in the SSP Company Stock Fund. Employee basic deferrals and supplemental deferrals are credited with the rate of return earned by each respective fund in accordance with the direction of the deferral chosen by the participants.

The Company Stock Fund Equivalent is based on the SSP Company Stock Fund which is invested in International Paper Company common stock. Dividends are reinvested in additional shares of International Paper Company common stock. The value of the SSP Company Stock Fund fluctuates depending on dividends paid and the market value of the stock.

The Stable Value Fund Equivalent (formerly the Fixed Income Fund Equivalent) is based on the SSP Stable Value Fund (formerly the SSP Fixed Income Fund) which is primarily invested in investment contracts and investment-grade fixed income securities. At December 31, 1997 and 1996, the SSP Stable Value Fund held U.S. Treasury Notes futures used primarily to enhance portfolio returns. The futures represent approximately 6.1% and 4.5% at December 31, 1997 and 1996, repectively, of the total Stable Value Fund of the Defined Contribution Plans Master Trust. Futures contracts are contracts for delayed delivery of securities in which the seller agrees to make delivery on a specified date of a specified instrument at a specified price. The futures contracts are recorded on the statement of net assets available for benefits with no cost or market value, because they are marked-to-market on a daily basis.

The Balanced Fund Equivalent is based on the SSP Balanced Fund which is primarily invested in the Vanguard Wellington Fund, a mutual fund sponsored by the Vanguard Group of Investment Companies ("Vanguard").

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 3.   INVESTMENTS (Continued)
          -----------------------

The S&P 500 Index Fund Equivalent (formerly the Diversified Equity Fund Equivalent) is based on the SSP S&P 500 Index Fund (formerly the SSP Diversified Equity Fund) which is primarily invested in the Vanguard Institutional Index Fund, a diversified common stock fund managed by Vanguard.

The International Stock Fund Equivalent is based on the SSP International Stock Fund which is primarily invested in a diversified mutual fund of stocks of companies outside the United States.

The Growth Fund Equivalent is based on the SSP Growth Fund which is primarily invested in a managed mutual fund of common stocks of mid to large capitalization companies exhibiting above average prospects for growth.

Note 4.   FEDERAL INCOME TAXES AND ERISA CLASSIFICATION
          ---------------------------------------------

Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit savings plan which is maintained by the Company "for the purpose of providing deferred compensation for a select group of management or highly compensated employees"; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for providing Plan documents to the Secretary of Labor upon request. Title IV of ERISA relating to plan termination insurance does not apply to the Plan. The Plan is a nonqualified plan for Federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------


Note 5.   PLAN AMENDMENTS
          ---------------

Effective January 1, 1997, the following changes were made to the Plan. Two additional investment fund equivalents, the Growth Fund Equivalent and the International Stock Fund Equivalent, were added, and the names of the Fixed Income Fund Equivalent and the Diversified Equity Fund Equivalent were changed to the Stable Value Fund Equivalent and the S&P 500 Index Fund Equivalent, respectively. Future basic deferrals may now be invested among the six investment fund equivalents at the participant's election. Diversification of the deferrals restricted to investment in the Company Stock Fund Equivalent was amended so that a participant may diversify up to 20% a year beginning with the year in which the participant attains age 55.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 6.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------


                                                   INTERNATIONAL PAPER COMPANY
                                                   ---------------------------
                                            DEFINED CONTRIBUTION PLANS MASTER TRUST
                                            ---------------------------------------
                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             ---------------------------------------------------------------------
                                                       DECEMBER 31, 1997
                                                       -----------------
                                                         (in thousands)
                                                                                   Fund Information
                                                       ---------------------------------------------------------------
                                                                                                      Inter-
                                                          Stable   Company  S&P 500             USG   national
                                                           Value    Stock    Index   Balanced  Stock   Stock    Growth
                                                           Fund      Fund     Fund     Fund    Fund     Fund     Fund     Total
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
ASSETS

Investments, at fair value:
    Guaranteed investment contracts                      $1,279    $      - $      - $      -  $   -   $     -  $     - $    1,279
    Investments in International Paper
       Company common stock (cost $508,283)                     -   926,452        -        -      -         -        -    926,452
    Investments in S&P 500 Index
       Fund (cost $255,024)                                     -         -  268,411        -      -         -        -    268,411
    Investments in Balanced Fund (cost $103,795)                -         -        -  125,998      -         -        -    125,998
    Investments in USG Stock Fund (cost $354)                   -         -        -        -    114         -        -        114
    Investments in International Stock Fund (cost $25,082)      -         -        -        -      -    25,957        -     25,957
    Investments in Growth Fund (cost $43,930)                   -         -        -        -      -         -   43,110     43,110

Investments, at contract value*:
    Guaranteed investment contracts                       487,273         -        -        -      -         -        -    487,273
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total investments                                  488,552   926,452  268,411  125,998    114    25,957   43,110  1,878,594
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
Receivables:
    Dividends and interest                                  2,612        92        -        -      -         -        -      2,704
    Receivables for investments sold                       12,217         -        -        -      -         -        -     12,217
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total receivables                                   14,829        92        -        -      -         -        -     14,921
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
       Total assets                                       503,381   926,544  268,411  125,998    114    25,957   43,110  1,893,515
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
LIABILITIES
    Payable for investments purchased                          (2)      (28)      (6)      (5)     -        (1)       -        (42)
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
    Total liabilities                                          (2)      (28)      (6)      (5)     -        (1)       -        (42)
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
NET ASSETS AVAILABLE FOR BENEFITS                        $503,379  $926,516 $268,405 $125,993  $ 114   $25,956  $43,110 $1,893,473
                                                         --------  -------- -------- --------  -----   -------  ------- ----------
                                                         --------  -------- -------- --------  -----   -------  ------- ----------


*The aggregate fair value of these contracts was approximately $504,084 as of December 31, 1997.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 6.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                                    INTERNATIONAL PAPER COMPANY
                                                    ---------------------------
                                              DEFINED CONTRIBUTION PLANS MASTER TRUST
                                              ---------------------------------------
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           --------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                                ------------------------------------
                                                         (in thousands)
                                                                           Fund Information
                                             ----------------------------------------------------------------------
                                                                                                  Inter-
                                              Stable    Company   S&P 500                  USG   national
                                               Value     Stock     Index      Balanced    Stock   Stock      Growth
                                               Fund      Fund       Fund        Fund      Fund    Fund        Fund      Total
                                             --------   --------  --------    --------    -----  -------     -------  ----------
Change attributable to:
    Investment activities:
       Dividend and interest income          $ 32,993   $ 22,298  $  6,253    $ 10,686    $   -  $   870     $ 6,132  $   79,232
       Unrealized appreciation (depreciation)
        of investments                              -     10,452   (31,845)      9,837       77      875        (820)    (11,424)
       Net gain (loss) on sale of investments       -     60,269    93,161       2,758      (42)     228         237     156,611
       Other income                                 4         17         -           -        -        -           -          21
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Net investment income                   32,997     93,036    67,569      23,281       35    1,973       5,549     224,440

    Employee contributions                     33,375     26,016    19,074       8,529        -    4,201       8,802      99,997
    Employer contributions                      9,411     32,937        21           8        -        -           -      42,377
    Transfers,net                              70,319    (26,038)   34,356      16,165       (3)  21,194      30,035     146,028
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Total                                  146,102    125,951   121,020      47,983       32   27,368      44,386     512,842
                                             --------   --------  --------    --------    -----  -------     -------  ----------
    Distributions and withdrawals             (61,679)  (100,610)  (22,230)    (11,669)      (5)  (1,364)     (1,206)   (198,763)
    Administrative fees                        (2,034)    (3,132)     (691)       (328)       -      (48)        (70)     (6,303)
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Total                                  (63,713)  (103,742)  (22,921)    (11,997)      (5)  (1,412)     (1,276)   (205,066)
                                             --------   --------  --------    --------    -----  -------     -------  ----------
       Net increase (decrease) in net assets   82,389     22,209    98,099      35,986       27   25,956      43,110     307,776

NET ASSETS AVAILABLE FOR BENEFITS:

    December 31, 1996                         420,990    904,307   170,306      90,007       87        -           -   1,585,697
                                             --------   --------  --------    --------    -----  -------     -------  ----------
    December 31, 1997                        $503,379   $926,516  $268,405    $125,993    $ 114  $25,956     $43,110  $1,893,473
                                             --------   --------  --------    --------    -----  -------     -------  ----------
                                             --------   --------  --------    --------    -----  -------     -------  ----------

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 6.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                               INTERNATIONAL PAPER COMPANY
                                               ---------------------------
                                         DEFINED CONTRIBUTION PLANS MASTER TRUST
                                         ---------------------------------------
                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         ---------------------------------------------------------------------
                                                   DECEMBER 31, 1996
                                                   -----------------
                                                     (in thousands)
                                                                         Fund Information
                                                     ---------------------------------------------------------

                                                      Fixed        Company    Diversified                 USG
                                                      Income        Stock       Equity       Balanced    Stock
                                                       Fund         Fund         Fund          Fund      Fund     Total
                                                     ---------    ---------    ---------     ---------   -----  -----------
ASSETS

Investments, at fair value:
    Interest-bearing cash and temporary
       investments                                   $  19,911    $   1,776    $      33     $      28   $   1  $    21,749
    Guaranteed investment contracts                     12,974            -            -             -       -       12,974
    Investments in International Paper
       Company common stock (cost $511,207)                  -      902,316            -             -       -      902,316
    Investments in Diversified Equity
       Fund (cost $125,031)                                  -            -      170,261             -       -      170,261
    Investments in Balanced Fund (cost $77,608)              -            -            -        89,971       -       89,971
    Investments in USG Stock Fund (cost $409)                -            -            -             -      86           86

Investments, at contract value*:
    Guaranteed investment contracts                    388,092            -            -             -       -      388,092
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total investments                               420,977      904,092      170,294        89,999      87    1,585,449
                                                     ---------    ---------    ---------     ---------   -----  -----------
Receivables:
    Dividends and interest                                  16          215           15            10       -          256
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total receivables                                    16          215           15            10       -          256
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total assets                                    420,993      904,307      170,309        90,009      87    1,585,705
                                                     ---------    ---------    ---------     ---------   -----  -----------
LIABILITIES

    Administrative fees                                     (3)           -           (3)           (2)      -           (8)
                                                     ---------    ---------    ---------     ---------   -----  -----------
       Total liabilities                                    (3)           -           (3)           (2)      -           (8)
                                                     ---------    ---------    ---------     ---------   -----  -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $ 420,990    $ 904,307    $ 170,306     $  90,007   $  87  $ 1,585,697
                                                     ---------    ---------    ---------     ---------   -----  -----------
                                                     ---------    ---------    ---------     ---------   -----  -----------

*The aggregate fair value of these contracts was approximately $390,572 as of December 31, 1996.

                INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN
                -------------------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                    -----------------------------------------
                           DECEMBER 31, 1997 AND 1996
                           --------------------------

Note 6.   Selected Financial Data of the Defined Contribution Plans Master Trust
          ----------------------------------------------------------------------
          (Continued)
          -----------

                                                 INTERNATIONAL PAPER COMPANY
                                                 ---------------------------
                                            DEFINED CONTRIBUTION PLANS MASTER TRUST
                                            ---------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       --------------------------------------------------------------------------------
                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                              ------------------------------------
                                                        (in thousands)
                                                                        Fund Information
                                                   ---------------------------------------------------------

                                                     Fixed       Company     Diversified                USG
                                                     Income       Stock        Equity       Balanced   Stock
                                                      Fund        Fund          Fund          Fund      Fund       Total
                                                   ----------   ----------    ----------    --------   ------   -----------
Change attributable to:
    Investment activities:
       Dividend and interest income                $   26,016   $   24,811    $    5,651    $  6,966   $    -   $    63,444
       Unrealized appreciation of
          investments                                       -       57,234        22,608       4,517        5        84,364
       Net gain (loss) on sale of
          investments                                       -        2,034           910         318       (1)        3,261
       Other income                                        14           29            60          35        -           138
                                                   ----------   ----------    ----------    --------   ------   -----------
       Net investment income                           26,030       84,108        29,229      11,836        4       151,207

    Employee contributions                             22,768       54,135         6,502       2,864        -        86,269
    Employer contributions                             10,077       29,089           358         169                 39,693
    Interfund transfers                                (2,022)     (35,487)       26,789      10,728       (8)            -
    Transfers, net                                      3,620        1,930        14,548      15,502        -        35,600
                                                   ----------   ----------    ----------    --------   ------   -----------
       Total                                           60,473      133,775        77,426      41,099       (4)      312,769
                                                   ----------   ----------    ----------    --------   ------   -----------
    Distributions and withdrawals                     (54,900)     (76,501)      (12,820)     (8,207)      (1)     (152,429)
    Administrative fees                                (1,415)      (2,161)         (411)       (217)       -        (4,204)
                                                   ----------   ----------    ----------    --------   ------   -----------
       Total                                          (56,315)     (78,662)      (13,231)     (8,424)      (1)     (156,633)
                                                   ----------   ----------    ----------    --------   ------   -----------
       Net increase (decrease) in net assets            4,158       55,113        64,195      32,675       (5)      156,136

NET ASSETS AVAILABLE FOR BENEFITS:
    December 31, 1995                                 416,832      849,194       106,111      57,332       92     1,429,561
                                                   ----------   ----------    ----------    --------   ------   -----------
    December 31, 1996                              $  420,990   $  904,307    $  170,306    $ 90,007   $   87   $ 1,585,697
                                                   ----------   ----------    ----------    --------   ------   -----------
                                                   ----------   ----------    ----------    --------   ------   -----------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     INTERNATIONAL PAPER COMPANY
                                     UNFUNDED SAVINGS PLAN



                                     By  /s/ ROBERT M. BYRNES
                                         Robert M. Byrnes, Senior Vice President
                                           and Administrator of the Plan

Date:  June 26, 1998
       Purchase, New York